Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2014	March 31, 2013
Revenue
Premiums
Gross		$3,638	$3,408
Less: Ceded		1,410	1,375
Net		2,228	2,033
Net investment income (loss):
Interest and other investment income		1,489	1,237
Change in fair value through profit or loss assets and liabilities (Note 5)		1,620	(348)
Net gains (losses) on available-for-sale assets		57	24
Net investment income (loss)		3,166	913
Fee income		1,066	844
Total revenue		6,460	3,790

Benefits and expenses
Gross claims and benefits paid (Note 7)		3,203	2,911
Increase (decrease) in insurance contract liabilities (Note 7)		2,229	222
Decrease (increase) in reinsurance assets (Note 7)		54	(107)
Increase (decrease) in investment contract liabilities (Note 7)		31	16
Reinsurance expenses (recoveries) (Note 8)		(1,325)	(1,258)
Commissions		440	389
Net transfer to (from) segregated funds (Note 11)		7	(2)
Operating expenses		1,123	957
Premium taxes		61	57
Interest expense		87	87
Total benefits and expenses		5,910	3,272

Income (loss) before income taxes		550	518
Less: Income tax expense (benefit) (Note 9)		117	85

Total net income (loss) from continuing operations		433	433
Less: Net income (loss) attributable to participating policyholders		4	(6)

Shareholders’ net income (loss) from continuing operations		429	439
Less: Preferred shareholders’ dividends		29	29
Common shareholders’ net income (loss) from continuing operations		$400	$410
Common shareholders’ net income (loss) from discontinued operation (Note 3)		$–	$103
Common shareholders’ net income (loss)		$400	$513

Average exchange rates during the reporting periods:
	U.S. dollars	1.10	1.01
	U.K. pounds	1.82	1.56
Earnings (loss) per share (Note 13)
Basic earnings (loss) per share from continuing operations		$0.66	$0.68
Basic earnings (loss) per share from discontinued operation		$–	$0.17
Basic earnings (loss) per share		$0.66	$0.85

Diluted earnings (loss) per share from continuing operations		$0.65	$0.68
Diluted earnings (loss) per share from discontinued operation		$–	$0.17
Diluted earnings (loss) per share		$0.65	$0.85

Dividends per common share		$0.36	$0.36

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	31

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2014	March 31, 2013
Total net income (loss)	$433	$536
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	339	205
Unrealized gains (losses) on net investment hedges	(6)	(29)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	130	129
Reclassifications to net income (loss)	(39)	(32)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	2	2
Reclassifications to net income (loss)	(5)	(4)
Total items that may be reclassified subsequently to income	421	271
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(47)	1
Total items that will not be reclassified subsequently to income	(47)	1
Total other comprehensive income (loss)	374	272
Total comprehensive income (loss)	807	808
Less: Participating policyholders’ comprehensive income (loss)	6	(4)
Shareholders’ comprehensive income (loss)	$801	$812

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2014	March 31, 2013
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$1	$(3)
Unrealized gains / losses on available-for-sale assets	(38)	(20)
Reclassifications to net income for available-for-sale assets	12	–
Unrealized gains / losses on cash flow hedges	(1)	(4)
Reclassifications to net income for cash flow hedges	2	2
Total items that may be reclassified subsequently to income	(24)	(25)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	20	4
Total items that will not be reclassified subsequently to income	20	4
Total income tax benefit (expense) included in other comprehensive income (loss)	$(4)	$(21)

The attached notes form part of these Interim Consolidated Financial Statements.

32	Sun Life Financial Inc.	First Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2014	December 31, 2013
Assets
Cash, cash equivalents and short-term securities (Note 5)		$6,075	$7,636
Debt securities (Note 5)		59,767	54,813
Equity securities (Note 5)		5,028	5,194
Mortgages and loans		31,211	30,313
Derivative assets		978	948
Other invested assets (Note 5)		2,068	1,855
Policy loans		2,797	2,792
Investment properties		6,104	6,092
Invested assets		114,028	109,643
Other assets		3,582	3,270
Reinsurance assets (Note 7)		3,756	3,648
Deferred tax assets		1,210	1,303
Property and equipment		662	658
Intangible assets		876	866
Goodwill		4,057	4,002
Total general fund assets		128,171	123,390
Investments for account of segregated fund holders (Note 11)		80,054	76,141
Total assets		$208,225	$199,531
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 7)		$92,724	$88,903
Investment contract liabilities (Note 7)		2,735	2,602
Derivative liabilities		1,154	939
Deferred tax liabilities		25	122
Other liabilities		8,823	8,218
Senior debentures		2,849	2,849
Subordinated debt		1,910	2,403
Total general fund liabilities		110,220	106,036
Insurance contracts for account of segregated fund holders (Note 11)		72,847	69,088
Investment contracts for account of segregated fund holders (Note 11)		7,207	7,053
Total liabilities		$190,274	$182,177
Equity
Issued share capital and contributed surplus		$10,941	$10,902
Retained earnings and accumulated other comprehensive income (loss)		7,010	6,452
Total equity		$17,951	$17,354
Total liabilities and equity		$208,225	$199,531

Exchange rates at the end of the reporting periods:	U.S. dollars	1.10	1.06
	U.K. pounds	1.84	1.76

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 6, 2014.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2014	March 31, 2013
Shareholders:
Preferred shares
Balance, beginning and end of period	$2,503	$2,503
Common shares
Balance, beginning of period	8,304	8,008
Stock options exercised	19	31
Issued under dividend reinvestment and share purchase plan (Note 10)	22	64
Balance, end of period	8,345	8,103
Contributed surplus
Balance, beginning of period	95	110
Share-based payments	2	2
Stock options exercised	(4)	(6)
Balance, end of period	93	106
Retained earnings
Balance, beginning of period	5,899	5,817
Net income (loss)	429	542
Dividends on common shares	(220)	(217)
Dividends on preferred shares	(29)	(29)
Balance, end of period	6,079	6,113
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	329	604
Unrealized cumulative translation differences, net of hedging activities	110	(464)
Unrealized gains (losses) on transfers to investment properties	6	6
Unrealized gains (losses) on derivatives designated as cash flow hedges	13	13
Cumulative changes in liabilities for defined benefit plans	(32)	(179)
Balance, beginning of period	426	(20)
Total other comprehensive income (loss) for the period	372	270
Balance, end of period	798	250
Total shareholders’ equity, end of period	$17,818	$17,075
Participating policyholders:
Retained earnings
Balance, beginning of period	$126	$131
Net income (loss)	4	(6)
Balance, end of period	130	125
Accumulated other comprehensive income (loss), net of taxes
Unrealized cumulative translation differences, net of hedging activities	1	(3)
Balance, beginning of period	1	(3)
Total other comprehensive income (loss) for the period	2	2
Balance, end of period	3	(1)
Total participating policyholders’ equity, end of period	$133	$124
Total equity	$17,951	$17,199

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2014	March 31, 2013
Cash flows provided by (used in) operating activities
Total income (loss) before income taxes	$550	$672
Add: interest expense related to financing activities	85	86
Operating items not affecting cash:
Increase (decrease) in contract liabilities	2,407	(317)
(Increase) decrease in reinsurance assets	16	(61)
Unrealized (gains) losses on investments	(1,318)	457
Other non-cash items	(704)	(695)
Operating cash items:
Deferred acquisition costs	(12)	(11)
Realized (gains) losses on investments	(318)	195
Sales, maturities and repayments of investments	20,490	15,013
Purchases of investments	(20,927)	(13,850)
Change in policy loans	35	(4)
Income taxes received (paid)	(78)	(150)
Other cash items	(59)	(363)
Net cash provided by (used in) operating activities	167	972
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(9)	(16)
Investment in and transactions with associates and joint ventures	(56)	(25)
Dividends received from associates and joint ventures	–	10
Cash received on sale of discontinued operation	72	–
Other investing activities	(11)	(5)
Net cash provided by (used in) investing activities	(4)	(36)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(124)	(7)
Redemption of subordinated debt (Note 10)	(500)	–
Collateral on senior financing	–	12
Issuance of common shares on exercise of stock options	15	25
Dividends paid on common and preferred shares	(223)	(178)
Interest expense paid	(74)	(52)
Net cash provided by (used in) financing activities	(906)	(200)
Changes due to fluctuations in exchange rates	91	(23)
Increase (decrease) in cash and cash equivalents	(652)	713
Net cash and cash equivalents, beginning of period	3,324	3,831
Net cash and cash equivalents, end of period	2,672	4,544
Short-term securities, end of period	3,261	2,722
Net cash and cash equivalents and short-term securities, end of period (Note 5)	$5,933	$7,266
Less: Net cash and cash equivalents and short-term securities, classified as held for sale		$566
Net cash and cash equivalents and short-term securities, continuing operations (Note 5)		$6,700

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	35

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2013 Annual Consolidated Financial Statements except as described in Note 2. Our Interim Consolidated Financial Statements should be read in conjunction with our 2013 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.    Changes in Accounting Policies

We have adopted the following new and amended IFRS in the current year.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21 Levies (“IFRIC 21”) was issued. IFRIC 21 addresses various accounting issues relating to levies imposed by a government. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of IFRIC 21 did not have a material impact on our Interim Consolidated Financial Statements.

In June 2013, Novation of Derivatives and Continuation of Hedge Accounting was issued, which amends IAS 39 Financial Instruments Recognition and Measurement. Under these narrow-scope amendments there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these amendments did not have a material impact on our Interim Consolidated Financial Statements.

3.    Held for Sale Classification and Discontinued Operation

Effective August 1, 2013, we completed the sale of our U.S. Annuities business and certain of our U.S. life insurance businesses (“the U.S. Annuity Business”) to Delaware Life Holdings, LLC. The transaction consisted primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which included U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The sale included the transfer of certain related operating assets, systems and employees that supported these businesses. The assets and liabilities of the U.S. Annuity business were separately presented as assets and liabilities classified as held for sale, respectively, in our Consolidated Statements of Financial Position for 2013 prior to the closing of the sale. In the first quarter of 2014, the purchase price adjustment was finalized, which resulted in no change to the loss on sale of $695 recorded in Common shareholders’ net income (loss) from discontinued operation in our 2013 Annual Consolidated Financial Statements.

Discontinued Operation

The results of operations relating to our U.S. Annuity Business in Sun Life Financial United States (“SLF U.S.”) are reflected as a discontinued operation in our Interim Consolidated Statements of Operations.

36	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Common Shareholders’ Net Income (Loss) from Discontinued Operation

The components of the Common shareholders’ net income (loss) from discontinued operation included in our Interim Consolidated Statements of Operations are as follows:

For the three months ended March 31,	2014	2013
Net premiums	$–	$76
Net investment income (loss)	–	(194)
Fee income	–	146
Total revenue	–	28
Gross claims and benefits paid	–	422
Changes in insurance/investment contract liabilities and reinsurance assets, net of reinsurance recoveries	–	(605)
Net transfer to (from) segregated funds	–	(2)
Other expenses	–	59
Total benefits and expenses	–	(126)
Income (loss) before income taxes	–	154
Income tax expense (benefit)	–	51
Total net income (loss) from discontinued operation	–	103
Shareholders’ net income (loss) from discontinued operation	–	103
Common shareholders’ net income (loss) from discontinued operation	$–	$103

Cash Flows from Discontinued Operation

The details of the cash flows from the discontinued operation included in our Interim Consolidated Statements of Cash Flows are as follows:

For the three months ended March 31,	2014	2013
Net cash provided by (used in) operating activities	$–	$47
Net cash provided by (used in) financing activities	–	(5)
Changes due to fluctuations in exchange rates	–	9
Increase (decrease) in cash and cash equivalents	$–	$51

4.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to MFS, and by MFS to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals, corporations and other organizations. We are not reliant on any individual client as none are individually significant to our operations.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	37

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
2014
Gross premiums:
Annuities	$373	$66	$–	$–	$9	$–	$448
Life insurance	867	628	–	186	27	–	1,708
Health insurance	994	482	–	3	3	–	1,482
Total gross premiums	2,234	1,176	–	189	39	–	3,638
Less: ceded premiums	1,274	121	–	8	7	–	1,410
Net investment income (loss)	1,776	961	(2)	181	264	(14)	3,166
Fee income	216	43	728	51	42	(14)	1,066
Total revenue	2,952	2,059	726	413	338	(28)	6,460
Less:
Total benefits and expenses	2,679	1,949	552	370	388	(28)	5,910
Income tax expense (benefit)	28	31	78	11	(31)	–	117
Total net income (loss) from continuing operations	$245	$79	$96	$32	$(19)	$–	$433
Total net income (loss) from discontinued operation (Note 3)	$–	$–	$–	$–	$–	$–	$–
2013
Gross premiums:
Annuities	$294	$125	$–	$–	$57	$–	$476
Life insurance	807	542	–	171	27	–	1,547
Health insurance	978	402	–	2	3	–	1,385
Total gross premiums	2,079	1,069	–	173	87	–	3,408
Less: ceded premiums	1,245	111	–	13	6	–	1,375
Net investment income (loss)	472	1	–	328	125	(13)	913
Fee income	193	36	553	40	35	(13)	844
Total revenue	1,499	995	553	528	241	(26)	3,790
Less:
Total benefits and expenses	1,176	934	450	468	270	(26)	3,272
Income tax expense (benefit)	53	(5)	54	9	(26)	–	85
Total net income (loss) from continuing operations	$270	$66	$49	$51	$(3)	$–	$433
Total net income (loss) from discontinued operation (Note 3)	$–	$115	$–	$–	$(12)	$–	$103

38	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5.    Total Invested Assets and Related Net Investment Income

5.A Asset Classification

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
March 31, 2014
Debt securities	$47,468	$12,299	$–	$59,767
Equity securities	$4,197	$831	$–	$5,028
Other invested assets	$1,140	$113	$815	$2,068

December 31, 2013
Debt securities	$43,662	$11,151	$–	$54,813
Equity securities	$4,342	$852	$–	$5,194
Other invested assets	$1,034	$105	$716	$1,855

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

5.B Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded to net income consists of the following:

For the three months ended March 31,	2014	2013
Cash, cash equivalents and short-term securities	$6	$1
Debt securities	1,459	(102)
Equity securities	156	126
Derivative investments	(93)	(423)
Other invested assets	31	24
Investment properties	61	26
Total change in fair value through profit or loss assets and liabilities	$1,620	$(348)

5.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $14 and $6 during the three months ended March 31, 2014 and 2013, respectively.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2014	December 31, 2013	March 31, 2013
Cash	$1,227	$1,374	$1,230
Cash equivalents	1,587	1,996	2,910
Short-term securities	3,261	4,266	2,586
Cash, cash equivalents and short-term securities	6,075	7,636	6,726
Less: Bank overdraft, recorded in Other liabilities	142	46	26
Net cash, cash equivalents and short-term securities	$5,933	$7,590	$6,700

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	39

5.E Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities and valuation processes for Level 3 assets can be found in Note 5 of our 2013 Annual Consolidated Financial Statements.

5.E.i Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, over-the-counter derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at March 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$4,954	$1,121	$–	$6,075
Debt securities – fair value through profit or loss	1,083	45,196	1,189	47,468
Debt securities – available-for-sale	327	11,663	309	12,299
Equity securities – fair value through profit or loss	3,252	826	119	4,197
Equity securities – available-for-sale	715	116	–	831
Derivative assets	12	966	–	978
Other invested assets	545	29	679	1,253
Investment properties	–	–	6,104	6,104
Total invested assets	$10,888	$59,917	$8,400	$79,205
Investments for account of segregated fund holders	$27,472	$52,062	$520	$80,054
Total assets measured at fair value	$38,360	$111,979	$8,920	$159,259
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	12	1,142	–	1,154
Total liabilities measured at fair value	$12	$1,153	$7	$1,172

Debt securities – fair value through profit or loss consist of the following:

As at March 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$2,083	$–	$2,083
Canadian provincial and municipal government	–	8,985	42	9,027
U.S. government and agency	1,083	64	9	1,156
Other foreign government	–	4,666	68	4,734
Corporate	–	27,004	921	27,925
Asset-backed securities:
Commercial mortgage-backed securities	–	1,294	–	1,294
Residential mortgage-backed securities	–	574	6	580
Collateralized debt obligations	–	26	76	102
Other	–	500	67	567
Total debt securities – fair value through profit or loss	$1,083	$45,196	$1,189	$47,468

40	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – available-for-sale consist of the following:

As at March 31, 2014	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,330	$–	$1,330
Canadian provincial and municipal government	–	799	–	799
U.S. government and agency	327	54	–	381
Other foreign government	–	493	–	493
Corporate	–	7,665	225	7,890
Asset-backed securities:
Commercial mortgage-backed securities	–	738	5	743
Residential mortgage-backed securities	–	302	–	302
Collateralized debt obligations	–	–	2	2
Other	–	282	77	359
Total debt securities – available-for-sale	$327	$11,663	$309	$12,299

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$6,189	$1,447	$–	$7,636
Debt securities – fair value through profit or loss	980	41,665	1,017	43,662
Debt securities – available-for-sale	364	10,480	307	11,151
Equity securities – fair value through profit or loss	3,117	1,110	115	4,342
Equity securities – available-for-sale	756	96	–	852
Derivative assets	13	935	–	948
Other invested assets	480	41	618	1,139
Investment properties	–	–	6,092	6,092
Total invested assets	$11,899	$55,774	$8,149	$75,822
Investments for account of segregated fund holders	$26,865	$48,794	$482	$76,141
Total assets measured at fair value	$38,764	$104,568	$8,631	$151,963
Liabilities
Investment contract liabilities	$–	$11	$7	$18
Derivative liabilities	10	929	–	939
Total liabilities measured at fair value	$10	$940	$7	$957

Debt securities – fair value through profit or loss consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,873	$1	$1,874
Canadian provincial and municipal government	–	8,448	40	8,488
U.S. government and agency	980	59	9	1,048
Other foreign government	–	4,476	65	4,541
Corporate	–	24,511	779	25,290
Asset-backed securities:
Commercial mortgage-backed securities	–	1,214	6	1,220
Residential mortgage-backed securities	–	521	3	524
Collateralized debt obligations	–	25	71	96
Other	–	538	43	581
Total debt securities – fair value through profit or loss	$980	$41,665	$1,017	$43,662

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	41

Debt securities – available-for-sale consist of the following:

As at December 31, 2013	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$997	$–	$997
Canadian provincial and municipal government	–	534	–	534
U.S. government and agency	364	50	–	414
Other foreign government	–	477	–	477
Corporate	–	7,322	243	7,565
Asset-backed securities:
Commercial mortgage-backed securities	–	549	22	571
Residential mortgage-backed securities	–	252	–	252
Collateralized debt obligations	–	–	2	2
Other	–	299	40	339
Total debt securities – available-for-sale	$364	$10,480	$307	$11,151

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2014 and March 31, 2013.

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended March 31, 2014:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,017	$14	$–	$197	$(16)	$(7)	$7	$(42)	$19	$1,189	$15
Debt securities – available-for-sale	307	–	3	120	(91)	(3)	–	(32)	5	309	3
Equity securities – fair value through profit or loss	115	2	–	–	–	–	–	–	2	119	1
Derivative assets	–	–	–	–	–	–	–	–	–	–	–
Other invested assets	618	30	2	44	(19)	–	–	–	4	679	31
Investment properties	6,092	40	–	40	(134)	–	–	–	66	6,104	61
Total invested assets	$8,149	$86	$5	$401	$(260)	$(10)	$7	$(74)	$96	$8,400	$111
Investments for account of segregated fund holders	$482	$8	$–	$21	$(7)	$–	$–	$(2)	$18	$520	$8
Total assets measured at fair value	$8,631	$94	$5	$422	$(267)	$(10)	$7	$(76)	$114	$8,920	$119
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–
Derivative liabilities	–	–	–	–	–	–	–	–	–	–	–
Total liabilities measured at fair value	$7	$–	$–	$–	$–	$–	$–	$–	$–	$7	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

42	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides a reconciliation of the beginning and ending balances for assets and liabilities that are categorized in Level 3 for the three months ended March 31, 2013:

	Beginning balance	Included in net income(1)(3)	Included in OCI(3)	Purchases	Sales	Settlements	Transfers into Level 3(2)	Transfers (out) of Level 3(2)	Foreign currency translation(4)	Ending balance	Gains (losses) included in earnings relating to instruments still held at the reporting date(1)
Assets
Debt securities – fair value through profit or loss	$1,141	$7	$–	$8	$(1)	$(10)	$74	$(127)	$(21)	$1,071	$7
Debt securities – available-for-sale	123	1	–	–	(2)	(10)	–	(56)	–	56	–
Equity securities – fair value through profit or loss	110	1	–	–	–	–	–	–	2	113	4
Derivative assets	7	–	–	–	–	–	–	–	–	7	–
Other invested assets	547	8	(2)	23	(16)	–	–	–	–	560	–
Investment properties	5,942	17	–	77	(39)	–	–	–	29	6,026	32
Total invested assets	$7,870	$34	$(2)	$108	$(58)	$(20)	$74	$(183)	$10	$7,833	$43
Investments for account of segregated fund holders	$427	$4	$–	$18	$(1)	$–	$4	$(3)	$(11)	$438	$–
Total assets measured at fair value	$8,297	$38	$(2)	$126	$(59)	$(20)	$78	$(186)	$(1)	$8,271	$43
Liabilities(5)
Investment contract liabilities	$7	$–	$–	$–	$–	$–	$–	$–	$(1)	$6	$–
Derivative liabilities	16	(4)	–	–	–	–	–	–	–	12	–
Total liabilities measured at fair value	$23	$(4)	$–	$–	$–	$–	$–	$–	$(1)	$18	$–

(1)	Included in Net investment income (loss) in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating from functional currencies of Level 3 assets and liabilities in foreign subsidiaries to Canadian dollars.
(5)	For liabilities, gains are indicated by negative numbers.

6.    Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2013 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2014. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	43

7.    Insurance Contract Liabilities and Investment Contract Liabilities

7.A Insurance Contract Liabilities

7.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

For the three months ended March 31, 2014	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$83,426	$3,414	$80,012
Change in balances on in-force policies	1,684	(77)	1,761
Balances arising from new policies	591	23	568
Method and assumption changes	(46)	–	(46)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,229	(54)	2,283
Foreign exchange rate movements	1,424	110	1,314
Balances before Other policy liabilities and assets, end of period	87,079	3,470	83,609
Other policy liabilities and assets	5,645	286	5,359
Balances, end of period	$92,724	$3,756	$88,968

For the three months ended March 31, 2013	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets, beginning of period	$82,201	$2,984	$79,217
Change in balances on in-force policies	(291)	85	(376)
Balances arising from new policies	531	23	508
Method and assumption changes	(18)	(1)	(17)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	222	107	115
Foreign exchange rate movements	351	54	297
Balances before Other policy liabilities and assets, end of period	82,774	3,145	79,629
Other policy liabilities and assets	5,139	225	4,914
Balances, end of period	$87,913	$3,370	$84,543

44	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.B Investment Contract Liabilities

7.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

For the three months ended March 31, 2014	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$18	$2,000
Deposits	–	176
Interest	–	10
Withdrawals	–	(104)
Fees	–	(1)
Other	–	6
Foreign exchange rate movements	–	2
Balances, end of period	$18	$2,089

For the three months ended March 31, 2013	Measured at fair value	Measured at amortized cost
Balances, beginning of period	$35	$1,772
Deposits	–	139
Interest	–	7
Withdrawals	(14)	(93)
Fees	–	(1)
Other	(4)	5
Foreign exchange rate movements	–	1
Balances, end of period	$17	$1,830

Changes in investment contract liabilities with DPF are as follows:

For the three months ended March 31,	2014	2013
Balances, beginning of period	$584	$496
Change in liabilities on in-force policies	3	(8)
Liabilities arising from new policies	18	17
Increase (decrease) in liabilities	21	9
Foreign exchange rate movements	23	6
Balances, end of period	$628	$511

7.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the three months ended March 31,	2014	2013
Maturities and surrenders	$789	$696
Annuity payments	312	282
Death and disability benefits	801	736
Health benefits	1,019	952
Policyholder dividends and interest on claims and deposits	282	245
Total gross claims and benefits paid	$3,203	$2,911

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	45

8.    Reinsurance

Reinsurance (expenses) recoveries are comprised of the following:

For the three months ended March 31,	2014	2013
Recovered claims and benefits	$1,151	$1,062
Commissions	12	12
Reserve adjustments	36	63
Operating expenses and other	126	121
Reinsurance (expenses) recoveries	$1,325	$1,258

9.    Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the three months ended March 31,	2014		2013
		%		%
Total net income (loss)	$433		$433
Add: Income tax expense (benefit)	117		85
Total net income (loss) before income taxes	$550		$518
Taxes at the combined Canadian federal and provincial statutory income tax rate	$146	26.5	$137	26.5

Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	25	4.5	(14)	(2.7)
Tax (benefit) cost of unrecognized tax losses	1	0.2	–	–
Tax exempt investment income	(45)	(8.1)	(39)	(7.5)
Adjustments in respect of prior periods, including resolution of tax disputes	(10)	(1.8)	4	0.8
Other	–	–	(3)	(0.7)
Total tax expense (benefit) and effective income tax rate	$117	21.3	$85	16.4

Our statutory income tax rate in Canada is 26.5% (26.5% in 2013). Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. These differences are reported in the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

For the three months ended March 31, 2014, the line Higher (lower) effective rates on income subject to taxation in foreign jurisdictions of $25 (tax benefit of $14 for the three months ended March 31, 2013) reflects higher earnings in higher tax rate jurisdictions, mainly the United States.

For the three months ended March 31, 2014, we recorded a tax benefit of $10 due to the resolution of tax audits and other adjustments related to prior years.

10.    Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 22 of our 2013 Annual Consolidated Financial Statements.

Sun Life Assurance is subject to the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). Sun Life Assurance’s MCCSR ratio as at March 31, 2014 was above the minimum levels that would require any regulatory or corrective action. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at

46	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2014. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2014.

As of January 1, 2013, Sun Life Assurance elected the phase-in of the impact on available capital of adopting the revisions to IAS 19 relating to cumulative changes in liabilities for defined benefit plans, as per OSFI’s 2013 MCCSR Guideline. Sun Life Assurance is phasing in a reduction of approximately $155 to its available capital over eight quarters, ending in the fourth quarter of 2014.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Subordinated Debt

On March 31, 2014, SLF Inc. redeemed all of the outstanding $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due 2019, at a redemption price equal to the principal amount together with accrued and unpaid interest.

10.B.ii Dividend Reinvestment and Share Purchase Plan

In the first quarter of 2014, under the Dividend Reinvestment and Share Purchase Plan (“DRIP”), SLF Inc. issued 0.6 million common shares from treasury with no discount for dividend reinvestments (2.4 million common shares in the first quarter of 2013 were issued at a discount of 2% to the average market price), as determined in accordance with the DRIP. SLF Inc. also issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

11.    Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2014	December 31, 2013
Segregated and mutual fund units	$65,284	$61,967
Equity securities	10,239	10,063
Debt securities	3,531	3,219
Cash, cash equivalents and short-term securities	758	711
Investment properties	333	313
Mortgages	17	16
Other assets	171	107
Total assets	$80,333	$76,396
Less: Liabilities arising from investing activities	$279	$255
Total investments for account of segregated fund holders	$80,054	$76,141

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	47

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

For the three months ended March 31, 2014	Insurance contracts	Investment contracts
Balances, beginning of period	$69,088	$7,053
Additions to segregated funds:
Deposits	2,541	35
Net transfers (to) from general funds	7	–
Net realized and unrealized gains (losses)	2,658	(111)
Other investment income	189	51
Total additions	$5,395	$(25)
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	1,825	123
Management fees	182	22
Taxes and other expenses	27	2
Foreign exchange rate movements	(398)	(326)
Total deductions	$1,636	$(179)
Net additions (deductions)	$3,759	$154
Balances, end of period	$72,847	$7,207

For the three months ended March 31, 2013	Insurance contracts	Investment contracts
Balances, beginning of period	$59,025	$5,962
Additions to segregated funds:
Deposits	2,125	32
Net transfers (to) from general funds	(4)	–
Net realized and unrealized gains (losses)	2,947	451
Other investment income	135	36
Total additions	$5,203	$519
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	2,059	125
Management fees	164	15
Taxes and other expenses	40	5
Foreign exchange rate movements	150	203
Total deductions	$2,413	$348
Net additions (deductions)	$2,790	$171
Balances, end of period	$61,815	$6,133

12.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

48	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2014
Revenue	$(6)	$5,673	$1,283	$(490)	$6,460
Shareholders’ net income (loss) from continuing operations	$429	$370	$144	$(514)	$429
Shareholders’ net income (loss) from discontinued operation	$–	$–	$–	$–	$–

March 31, 2013
Revenue	$108	$1,854	$2,012	$(184)	$3,790
Shareholders’ net income (loss) from continuing operations	$542	$398	$(9)	$(492)	$439
Shareholders’ net income (loss) from discontinued operation	$–	$–	$114	$(11)	$103

Assets as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
March 31, 2014
Invested assets	$20,247	$106,013	$6,492	$(18,724)	$114,028
Total other general fund assets	7,072	15,634	18,273	(26,836)	14,143
Investments for account of segregated fund holders	–	80,009	45	–	80,054
Insurance contract liabilities	–	92,957	4,437	(4,670)	92,724
Investment contract liabilities	–	2,735	–	–	2,735
Total other general fund liabilities	$9,486	$12,633	$17,484	$(24,842)	$14,761

December 31, 2013
Invested assets	$20,187	$101,221	$6,163	$(17,928)	$109,643
Total other general fund assets	7,018	14,609	17,773	(25,653)	13,747
Investments for account of segregated fund holders	–	76,096	45	–	76,141
Insurance contract liabilities	–	89,128	3,921	(4,146)	88,903
Investment contract liabilities	–	2,602	–	–	2,602
Total other general fund liabilities	$9,964	$11,204	$17,382	$(24,019)	$14,531

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2014	49

13.    Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share (“EPS”) computations are as follows:

For the three months ended March 31,	2014	2013
Basic EPS:
Common shareholders’ net income (loss) from continuing operations	$400	$410
Common shareholders’ net income (loss) from discontinued operation	$–	$103
Weighted average number of common shares outstanding (in millions)	610	600
Basic EPS:
Continuing operations	$0.66	$0.68
Discontinued operation	$–	$0.17
Total	$0.66	$0.85
Diluted EPS:
Common shareholders’ net income (loss) from continuing operations	$400	$410
Add: increase in income due to convertible instruments(1)	$3	$3
Common shareholders’ net income (loss) from continuing operations on a diluted basis	$403	$413
Common shareholders’ net income (loss) from discontinued operation	$–	$103
Weighted average number of common shares outstanding (in millions)	610	600
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible securities(1) (in millions)	6	8
Weighted average number of common shares outstanding on a diluted basis (in millions)	617	609
Diluted EPS:
Continuing operations	$0.65	$0.68
Discontinued operation	$–	$0.17
Total	$0.65	$0.85

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive amounted to 3 million for the three months ended March 31, 2014 (8 million for the three months ended March 31, 2013).

14.    Subsequent Event

On May 6, 2014, SLF Inc. announced its intention to redeem all of its $250 Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R (the “Series 6R Shares”) on June 30, 2014. The Series 6R Shares are redeemable at SLF Inc.’s option on June 30, 2014 (the “Redemption Date”) at a redemption price of $25.00 per share, together with all declared and unpaid dividends up to but excluding the Redemption Date.

50	Sun Life Financial Inc.	First Quarter 2014	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)